UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2025

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MEGA FORTUNE COMPANY LIMITED

美華創富萬億策略有限公司

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42751	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Unit 327 3/F 16W 16

Science Park West Avenue
Shatin, New Territories
Hong Kong
Phone: +852 5627 5338

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F,Form11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to complete and file its annual report on Form 20-F for the fiscal year ended September 30, 2025 within the prescribed time period, without unreasonable effort and expense, because the Registrant is experiencing administrative delays in the preparation of its Form 20-F resulting in a delay in obtaining the consent of a prior auditor of the Registrant for inclusion in its annual report on Form 20-F. It is anticipated that the annual report on Form 20-F, containing the audited financial statements and required auditor consents, will be filed on or before the 15th calendar day following the prescribed due date of the Registrant’s annual report on Form 20-F.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Siu Fung Tang; +852 5627 5338

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The word “anticipated” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to our anticipated financial results, our obtaining the consent of our auditors, our ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company’s filings with the SEC. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

MEGA FORTUNE COMPANY LIMITED 美華創富萬億策略有限公司

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned, hereunto duly authorized.

By:	/s/ Siu Fung Tang
Siu Fung Tang
Chief Executive Officer
Dated:	January 30, 2026